UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

EMDEON INC.

(Name of Issuer)

Emdeon Inc.

Blackstone Capital Partners VI L.P.

Blackstone Management Associates VI L.L.C.

Beagle Parent Corp.

Beagle Acquisition Corp.

Hellman & Friedman LLC

H&F Harrington AIV II, L.P.

HFCP VI Domestic AIV, L.P.

Hellman & Friedman Capital Executives VI, L.P.

Hellman & Friedman Capital Associates VI, L.P.

Hellman & Friedman Investors VI, L.P.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29084T104

(CUSIP Number of Class of Securities)

Gregory T. Stevens Executive Vice President, General Counsel and Secretary Emdeon Inc. 3055 Lebanon Pike, Suite 1000 Nashville, TN 37214 (615) 932-3000	John G. Finley Senior Managing Director and Chief Legal Officer, Legal & Compliance The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 (212) 583-5000	Arrie R. Park Managing Director and General Counsel Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111 (415) 788-5111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

    With copies to:

Matthew W. Abbott Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of Americas New York, NY 10019 (212) 373-3000	David C. Chapin R. Newcomb Stillwell Jonathan M. Grandon Ropes & Gray LLP The Prudential Tower 800 Boylston Street Boston, MA 01299 (617) 951-7000	Richard Capelouto Patrick J. Naughton Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,246,390,833.73	$260,805.98

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A)(1) 115,778,777 shares of Class A common stock, par value $0.00001 per share, of Emdeon Inc. (the “Emdeon Class A common stock”) (including 24,565,195 units of membership interests (“EBS Units”) in EBS Master LLC (excluding any unearned performance-contingent EBS Units, which shall be cancelled immediately prior to the effective time of the merger) and a corresponding number of shares of Class B common stock, par value $0.00001 per share, of Emdeon Inc. (the “Emdeon Class B common stock”), exchangeable for a like number of shares of Emdeon Class A common stock) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub on August 16, 2011, multiplied by (2) $19.00 (the “per share merger consideration”), (B) (1) 8,045,593 shares of Emdeon Class A common stock underlying outstanding “in-the-money” options of the Company (excluding any unearned performance-contingent options, which shall be cancelled immediately prior to the effective time of the merger) with an exercise price of $19.00 or less, as of August 16, 2011, multiplied by (2) the excess of the per share merger consideration over the weighted average price of $15.39, (C)(1) 911,420 shares of Emdeon Class A common stock issuable pursuant to a corresponding number of restricted stock units, multiplied by (2) the per share merger consideration and (D)(1) 30,000 shares of Class A common stock underlying purchase rights outstanding under the Company’s Employee Stock Purchase Plan (the “ESPP”) as of August 16, 2011, multiplied by (2) the excess of the per share merger consideration over $11.25 (the expected purchase price for each share of Emdeon Class A common stock under the ESPP).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260,805.98

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Emdeon Inc.

Date Filed: August 22, 2011

Item 15.	Additional Information	2

Item 16.	Exhibits	2

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) Emdeon Inc. (“Emdeon,” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.00001 per share (the “Emdeon Class A common stock”), that is subject to the Rule 13e-3 transaction; (ii) Blackstone Capital Partners VI L.P., a Delaware limited partnership; (iii) Blackstone Management Associates VI L.L.C., a Delaware limited liability Company, (iv) Beagle Parent Corp. (“Parent”), a Delaware corporation; (v) Beagle Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent; (vi) Hellman & Friedman LLC, a Delaware limited liability company; (vii) H&F Harrington AIV II, L.P., a Delaware limited partnership; (viii) HFCP VI Domestic AIV, L.P., a Delaware limited partnership; (ix) Hellman & Friedman Capital Executives VI, L.P., a Delaware limited partnership; (x) Hellman & Friedman Capital Associates VI, L.P., a Delaware limited partnership; and (xi) Hellman & Friedman Investors VI, L.P., a Delaware limited partnership.

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of August 3, 2011 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company, providing for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction that is the subject of this Schedule 13E-3.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company. Similarly, all information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person has been supplied by such Filing Person.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any such Filing Person or other Filing Person.

Item 15.	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On November 1, 2011, at the special meeting of the stockholders of the Company, the Company’s stockholders voted to (i) adopt the Merger Agreement, (ii) approve certain items of compensation that are based on or otherwise related to the Merger payable to the Company’s named executive officers under existing agreements with the Company and (iii) adjourn such special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of such special meeting to adopt the Merger Agreement.

On November 2, 2011, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the consummation of the Merger, on November 2, 2011, each share of Emdeon Class A common stock, other than (i) shares of Emdeon Class A common stock owned by the Company and its wholly-owned subsidiaries, (ii) shares of Emdeon Class A common stock owned by Parent and its subsidiaries, including such shares contributed by certain rollover investors in connection with the Merger, and (iii) shares of Emdeon Class A common stock whose holders are entitled to and who properly exercise appraisal rights under Delaware law, was converted into the right to receive $19.00 in cash, without interest and less any applicable withholding taxes. Upon effectiveness of the Merger, Emdeon became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased.

Following the Merger, on November 2, 2011, the Company notified the New York Stock Exchange, Inc. (the “NYSE”) of its intent to remove the Emdeon Class A common stock from listing on the NYSE and asked the NYSE to file with the SEC an application on Form 25 to report the delisting of the Emdeon Class A common stock from the NYSE under Section 12(b) of the Exchange Act. The Company intends to deregister the Emdeon Class A common stock with the SEC under Section 12(g) of the Exchange Act and to suspend the reporting obligations of the Company with respect to the Emdeon Class A common stock under Sections 13(a) and 15(d) of the Exchange Act by filing a Form 15 with the SEC promptly after the Form 25 becomes effective.

Item 16.	Exhibits.

(a), (b), (c), (d), (f), (g). The list of exhibits filed as part of this Rule 13e-3 Transaction Statement is submitted in the Exhibit Index and is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Emdeon Inc.

By:	/s/ Gregory T. Stevens
Name:	Gregory T. Stevens
Title:	Executive Vice President, General Counsel and Secretary

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackstone Capital Partners VI L.P.

By:	Blackstone Management Associates VI L.L.C., its General Partner

By:	BMA VI L.L.C., its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackstone Management Associates VI L.L.C.

By:	BMA VI L.L.C., its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beagle Parent Corp.

By:	/s/ Neil P. Simpkins
Name:	Neil P. Simpkins
Title:	President

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beagle Acquisition Corp.

By:	/s/ Neil P. Simpkins
Name:	Neil P. Simpkins
Title:	President

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman LLC

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H&F Harrington AIV II, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HFCP VI Domestic AIV L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman Capital Executives VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman Capital Associates VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: November 2, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman Investors VI, L.P.

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: November 2, 2011

EXHIBIT INDEX

(a)(2)(i)	Proxy Statement of Emdeon Inc., (included in the Schedule 14A filed on September 29, 2011, and incorporated herein by reference) (the “Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Press Release, dated August 4, 2011, of Emdeon Inc. (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 4, 2011, and incorporated herein by reference).

(a)(2)(iv)	Employee FAQ, dated August 4, 2011 (included in the Schedule 14A (Film No. 111010800), filed on August 4, 2011, and incorporated herein by reference).

(a)(2)(v)	Questions and Answers about Stock Options and Restricted Stock Units (RSUs) under Emdeon Inc. 2009 Equity Incentive Plan (the “2009 Equity Plan”), dated August 16, 2011 (included in the Schedule 14A (Film No. 111040145), filed on August 16, 2011, and incorporated herein by reference).

(a)(2)(vi)	Questions and Answers About the Emdeon Inc. Employee Stock Purchase Plan, dated August 16, 2011 (included in the Schedule 14A (Film No. 111040107), filed on August 16, 2011, and incorporated herein by reference).

(a)(2)(vii)	Certain Information to Be Provided to Prospective Debt Financing Sources, dated October 4, 2011 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 4, 2011, and incorporated herein by reference).

(a)(2)(viii)	Definitive additional materials issued by Emdeon Inc., dated October 6, 2011 (included in the Schedule 14A filed on October 6, 2011, and incorporated herein by reference).

(a)(2)(ix)	Definitive additional materials issued by Emdeon Inc., dated October 7, 2011 (included in the Schedule 14A filed on October 7, 2011, and incorporated herein by reference).

(a)(2)(x)	Definitive additional materials issued by Emdeon Inc., dated October 27, 2011 (included in the Schedule 14A filed on October 28, 2011, and incorporated herein by reference).

(b)(1)	Equity Commitment Letter, dated as of August 3, 2011, by and among Emdeon Inc., Beagle Parent Corp. and Blackstone Capital Partners VI, L.P.*

(b)(2)	Debt Commitment Letter, dated as of August 3, 2011, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc. and Beagle Acquisition Corp.*

(b)(3)	Amended and Restated Debt Commitment Letter, dated as of August 22, 2011, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA and Beagle Acquisition Corp.**

(b)(4)	Second Amended and Restated Debt Commitment Letter, dated as of October 4, 2011, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA and Beagle Acquisition Corp.***

(b)(5)	Note Purchase Agreement, dated as of October 4, 2011, by and among Beagle Acquisition Corp., GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd., GSMP V Institutional US, Ltd., GSLP I Offshore Holdings Fund A, L.P., GSLP I Offshore Holdings Fund B, L.P., GSLP I Offshore Holdings Fund C, L.P. and GSLP I Onshore Holdings Fund, L.L.C.***

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated August 3, 2011 (included as Appendix C to the Proxy Statement, and incorporated herein by reference).

(c)(2)	Presentation, dated August 3, 2011, of Morgan Stanley & Co. LLC to the Board of Directors of the Company.*

(c)(3)	Opinion of UBS Securities LLC, dated August 3, 2011 (included as Appendix D to the Proxy Statement, and incorporated herein by reference).

(c)(4)	Presentation, dated August 3, 2011, of UBS Securities LLC to the Board of Directors of the Company.*

(c)(5)	Discussion Materials, dated May 26, 2011, of Morgan Stanley & Co. LLC to the Board of Directors of the Company.*

(c)(6)	Discussion Materials, dated May 19, 2011, of Morgan Stanley & Co. LLC reviewed by the Board of Directors of the Company.*

(c)(7)	Discussion Materials, dated April 7, 2011, of Morgan Stanley & Co. LLC to the Board of Directors of the Company.*

(d)(1)	Agreement and Plan of Merger, dated as of August 3, 2011, by and among Beagle Parent Corp., Beagle Acquisition Corp. and Emdeon Inc. (included as Appendix A to the Proxy Statement, and incorporated herein by reference).

(d)(2)	Equity Rollover Agreement, dated as of August 3, 2011, by and among HFCP VI Domestic AIV, L.P., Hellman & Friedman Investors VI, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., Beagle Parent Corp. and Emdeon Inc.*

(d)(3)	Interim Investors Agreement, dated as of August 3, 2011, by and among Beagle Parent Corp., Blackstone Capital Partners VI, L.P., HFCP VI Domestic AIV, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Investors VI, L.P. and Hellman & Friedman Capital Associates VI, L.P.*

(d)(4)	Voting Agreement, dated as of August 3, 2011, by and among Beagle Parent Corp., General Atlantic Partners 83, L.P., General Atlantic Partners 84, L.P., GAP-W, LLC, GapStar, LLC, GAPCO GmbH & Co. KG, GAP Coinvestments CDA, L.P., GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC.*

(d)(5)	Voting Agreement, dated as of August 3, 2011, by and among Beagle Parent Corp., H&F Harrington AIV II, L.P., HFCP VI Domestic AIV, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P.*

(d)(6)	Limited Guarantee, dated as of August 3, 2011, by and among Emdeon Inc. and Blackstone Capital Partners VI, L.P.*

(d)(7)	Form of Unit Purchase Agreement, to be entered into at the Closing, by and among EBS Holdco II LLC, HFCP VI Domestic AIV, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman Capital Executives VI, L.P., and Hellman & Friedman Capital Associates VI, L.P.*

(d)(8)	Form of Amended and Restated Tax Receivable Agreement (Reorganizations), to be entered into at the Closing, by and among Emdeon Inc., H&F ITR Holdco, L.P., [BX ITR Holdco, L.P.] and GA-H&F ITR Holdco, L.P.*

(d)(9)	Form of Amended and Restated Tax Receivable Agreement (Exchanges), to be entered into at the Closing, by and among Emdeon Inc., H&F ITR Holdco, L.P., [BX ITR Holdco, L.P.] and GA-H&F ITR Holdco, L.P.*

(d)(10)	First Amendment to Tax Receivable Agreement (Management), dated as of November 2, 2011, by and among Emdeon Inc. and the parties named thereto.

(d)(11)	Transfer Agreement, dated as of August 3, 2011, by and among GA ITR Holdco, L.P., Beagle Parent LLC, ITR Holdco GP, LLC, GA-H&F ITR Holdco, L.P. and H&F ITR Holdco, L.P.*

(d)(12)	Investor Tax Receivable Agreement by and among Emdeon Inc. and the other parties named therein (Exchanges), dated August 17, 2009 (included as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on August 17, 2009, and incorporated herein by reference).

(d)(13)	Investor Tax Receivable Agreement by and among Emdeon Inc. and the other parties named therein (Reorganizations), dated August 17, 2009 (included as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on August 17, 2009, and incorporated herein by reference).

(d)(14)	Management Tax Receivable Agreement by and among Emdeon Inc. and the persons named therein, dated August 17, 2009 (included as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on August 17, 2009, and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Appendix B to the Proxy Statement, and incorporated herein by reference).

(g)	None.

*	Previously filed on August 22, 2011.
**	Previously filed on September 15, 2011.
***	Previously filed on October 5, 2011.